UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.2)*

MetroPCS Communications, Inc.
(Name of Issuer)

         Common Stock
(Title of Class of Securities)

      591708102
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

               April 11, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☑.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 591708102

1	NAME OF REPORTING PERSON Paulson & Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 36,300,000 (See Note 1 to Item 5 below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,300,000 (See Note 1 to Item 5 below)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IA

This Amendment No.2 reflects the shares of Common Stock (the “Common Stock”) of MetroPCS Communications, Inc. (the “Issuer”) held by Paulson & Co. Inc. (the “Reporting Person” or “Paulson”) as of April 10, 2013 and amends and supplements the Schedule 13D filed originally on March 1, 2013, as previously amended (collectively, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is supplemented by the following:

On April 11, 2013, the Reporting Person issued a press release.  A copy of the press release is attached hereto as Exhibit C and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

(a)        Amount beneficially owned: 36,300,000 (see Note 1)
 Percent of class: 9.9%

(b)       Number of Common Shares as to which Paulson has:
(i)      Sole power to vote or direct the vote: 36,300,000 (see Note 1)
(ii)    Shared power to vote or direct the vote: 0
(iii)   Sole power to dispose or direct the disposition: 36,300,000 (see Note 1)
(iv)   Shared power to dispose or direct the disposition: 0

(c)        There have been no transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days other than those previously reported in this Schedule 13D.

(d)        Not applicable.

(e)        Not applicable.

Note 1: Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages onshore and offshore pooled investment vehicles and to separate managed accounts (collectively, such pooled investment vehicles and accounts shall be referred to as the “Funds”).  In its role as investment advisor, or manager, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule that are owned by the Funds.  The pecuniary interest of all securities reported in this Schedule is owned by the Funds.  Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Paulson disclaims beneficial ownership of all securities reported in this Schedule.

Item 7.  Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I:                   Instruction C Person Information (previously filed)

Exhibit A :                     Letter to the Issuer dated February 28, 2013 (previously filed)

Exhibit B :                     Press Release issued by Paulson on March 27, 2013

Exhibit C :                     Press Release issued by Paulson on April 11, 2013

Schedule 1 :                  List of the transactions in the Issuer’s Common Stock that were effected by the
                                      Reporting Persons during the past sixty days (previously filed)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 11, 2013

PAULSON & CO. INC.

By:  /s/ Stuart L. Merzer
Name:  Stuart L. Merzer
Title:    General Counsel &
    Chief Compliance Officer

EXHIBIT C

Paulson & Co. Responds to Deutsche Telekom’s Improved Offer for MetroPCS

New York, NY, April 11, 2013 - Paulson & Co. Inc. (“Paulson”), the largest MetroPCS shareholder, owning 36.3 million shares or 9.9% of the shares outstanding as of the record date, today stated that it appreciates the substantial improvement to the terms of Deutsche Telekom’s offer for MetroPCS.

Paulson thanks Deutsche Telekom for its willingness to consider the views of MetroPCS shareholders and adjust the consideration to the benefit of all shareholders.

Paulson believes the $3.8 billion reduction in debt combined with the 50 basis points reduction in interest rate are material improvements for MetroPCS shareholders and strengthen the pro forma company.

While Paulson needs to review the revised proxy statement before making a final decision, Paulson intends to vote for the merger as restructured.

For further information, please contact:

Armel Leslie, Walek & Associates, +1-212 590-0530

Paulson & Co. is an investment management firm that specializes in merger arbitrage, event-driven and distressed investing. Paulson has approximately US$18 billion in assets under management and has offices in New York, London and Hong Kong.